Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

NOTICE OF ANNUAL GENERAL MEETING

The attached Notice of Annual General Meeting issued by Noah Holdings Private Wealth and Asset Management Limited (the “Company”) serves as the notice of Annual General Meeting (the “Annual General Meeting” or “AGM”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at ir.noahgroup.com.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated November 14, 2022 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The AGM will be held at 38 Beach Road, #08-13, South Beach Tower, Singapore 189767, on Friday, December 16, 2022 at 10:00 a.m., Hong Kong time (or 9:00 p.m. on Thursday, December 15, 2022, New York time), and at any adjourned meeting thereof, for the purpose to consider and vote on the following:

SPECIAL RESOLUTION

1.	To approve the adoption of the revised Articles of Association in substitution for and to the exclusion of the existing Articles of Association, incorporating the amendments as set out in Appendix II to the Circular with effect from the Effective Date.

ORDINARY RESOLUTIONS

2.	To approve the grant of a repurchase mandate (the “Repurchase Mandate”) to the Board to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued and outstanding Shares of the Company as of the date of passing of this ordinary resolution.

3.	To approve the grant of an issuance mandate (the “Issuance Mandate”) to the Board to issue, allot or deal with unissued Shares and/or ADSs not exceeding 20% of the total number of issued and outstanding Shares of the Company as of the date of passing of this ordinary resolution.

4.	Conditional upon passing of resolution numbers 2 and 3 above, to approve the extension of the Issuance Mandate by adding the number of repurchased Shares under the Repurchase Mandate to the total number of Shares and/or ADSs which may be allotted and issued by the Directors pursuant to the Issuance Mandate, provided that such amount shall not exceed 10% of the number of the issued Shares as of the date of passing of this resolution.

5.	To approve the adoption of the 2022 Share Incentive Plan with effect from the Effective Date, and to authorize the Directors to do all acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2022 Share Incentive Plan, including without limitation:

(a)	to administer or authorize a committee of the Board to administer the 2022 Share Incentive Plan under which Awards will be granted to the Eligible Individuals under the 2022 Share Incentive Plan to subscribe for the Shares and the ADSs of the Company, including but not limited to determining and granting the Awards in accordance with the terms of the 2022 Share Incentive Plan;

(b)	subject to the Hong Kong Listing Rules, to modify and/or amend the 2022 Share Incentive Plan from time to time provided that such modification and/or amendment comes into effect in accordance with the terms of the 2022 Share Incentive Plan;

(c)	subject to the Hong Kong Listing Rules, to allot and issue from time to time such Shares which shall not in aggregate exceed the lower of 3,000,000 Shares and 10% of the total number of Shares in issue and outstanding as at the date of approval of the 2022 Share Incentive Plan by the Shareholders (the “Scheme Mandate Limit”), as may be required to be allotted and issued pursuant to the exercise and/or vest of the Awards under the 2022 Share Incentive Plan; and

(d)	to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2022 Share Incentive Plan.

6.	Subject to the Hong Kong Listing Rules and conditional upon passing of resolution number 5 above, to authorize the Directors to allot and issue to Service Providers (as defined in Appendix III to the Circular) from time to time such Shares which shall be the lower of (i) 60,000 Shares and (ii) such number of Shares representing 2% of the Scheme Mandate Limit, as may be required to be allotted and issued pursuant to the exercise and/or vest of the Awards under the 2022 Share Incentive Plan.

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Monday, October 24, 2022, Hong Kong time, as the record date (the “Shares Record Date”) of Class A ordinary shares.

Holders of the Class A ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Monday, October 24, 2022, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the AGM.

ATTENDING THE AGM

Only holders of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORM AND ADS VOTING INSTRUCTION CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his/her/its rights at the AGM. Holders of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote in respect of the Class A ordinary shares represented by their ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting instruction card (for holders of ADSs), both of which are available on the website of the Company at ir.noahgroup.com.

Holders of the Shares on the Company’s register of members as of the Shares Record Date shall to date, execute and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or the ADS voting instruction card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 10:00 a.m. on December 14, 2022, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions in the ADS voting instruction card by no later than 10:00 a.m. on December 8, 2022, New York time, to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, November 14, 2022

As of the date of this notice, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as Directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive Directors; and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent Directors.